UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HELIUS MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

Class A Common Stock, par value per share of $0.001
(Title of Class of Securities)

42328V504

(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V504

1.	Names of Reporting Persons
Advanced NeuroRehabilitation, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power
0

		6.	Shared Voting Power
91,209 (see Item 4(a))

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
91,209 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
91,209 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)
0.4% (see Item 4(b))

12.	Type of Reporting Person (See Instructions)
OO

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CUSIP No. 42328V504

1.	Names of Reporting Persons
Kurt Kaczmarek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
909,545

		6.	Shared Voting Power
91,209 (see Item 4(a))

		7.	Sole Dispositive Power
909,545

		8.	Shared Dispositive Power
91,209 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,754 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)
3.9% (see Item 4(b))

12.	Type of Reporting Person (See Instructions)
IN

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Item 1.

(a)	Name of Issuer:

Helius Medical Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania 18940

Item 2.

(a)	Name of Person Filing:
Advanced NeuroRehabilitation, LLC (“ANR”)
Kurt Kaczmarek (together, the “Filing Persons”)

(b)	Address of Principal Business Office or, if none, Residence:
For each filing person:
510 Charmany DR., Suite 175F
Madison, WI 53719

(c)	Citizenship:
	For ANR:	Wisconsin
	For Mr. Kaczmarek:	United States

(d)	Title of Class of Securities:
Class A Common Stock, par value per share of $0.001

(e)	CUSIP Number:
42328V504

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. As of December 31, 2018, Advanced NeuroRehabilitation, LLC (“ANR”) held in the aggregate 91,209 shares of Class A Common Stock (“Common Stock”) of Helius Medical Technologies, Inc. (the “Issuer”) and Kurt Kaczmarek held 909,545 shares of Common Stock of the Issuer.

Investment and voting decisions for shares held by ANR are shared with Kurt Kaczmarek, as its managing member.

(b)	Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of 25,499,458 shares of common stock outstanding after the Company’s follow-on offering as reported on the Issuer’s final prospectus dated November 15, 2018, filed with the Securities and Exchange Commission on November 16, 2018.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

	(ii)	Shared power to vote or to direct the vote

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

	(iii)	Sole power to dispose or to direct the disposition of

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

	(iv)	Shared power to dispose or to direct the disposition of

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019
Advanced NeuroRehabilitation, LLC

By:	/s/ Kurt Kaczmarek
Kurt Kaczmarek
Managing Member
Date: February 13, 2019

/s/ Kurt Kaczmarek
Kurt Kaczmarek

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Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Filing Persons (as such terms are defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value per share of $0.001, of Helius Medical Technologies, Inc., a Delaware corporation, and that this agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 13, 2019.

Advanced NeuroRehabilitation, LLC

/s/	Kurt Kaczmarek
By:	Kurt Kaczmarek
Its:	Authorized Signatory

/s/	Kurt Kaczmarek
Kurt Kaczmarek

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